UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

 For the month of April 2016

Commission File Number 001-33922

 DRYSHIPS INC.

 109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F [X]       Form 40-F [  ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

DryShips Inc. (the "Company") is furnishing the following information pursuant to certain disclosure requirements contained in its Audit Committee Charter concerning the approval of related-party transactions.  On April 5, 2016, the Company further amended its Secured Revolving Facility Agreement with Sifnos Shareholder Inc. (the "Revolving Facility"): to (i) release its lien over the Ocean Rig shares and (ii) waive any events of default, subject to a similar agreement being reached with the rest of the lenders to Dryships, in exchange for certain LTV covenants being introduced under the Revolving Facility. On the same day, the Company sold all of the common shares it held in Ocean Rig UDW Inc. ("Ocean Rig"), (amounting to 56,079,533 common shares) to an unrestricted subsidiary of Ocean Rig for $49, 910,784, the proceeds of which were partly used to reduce the outstanding amount under the Revolving Facility. The transaction was approved by the disinterested members of the Company's Board of Directors on the basis of a fairness opinion

Also on April 5, 2015, the Company sold three of its vessels - the Fakarava, the Rangiroa and the Negonego, along with the associated bank debt, to entities controlled by the Company's Chairman and CEO, Mr. George Economou. The vessels were sold at fair market value as supported by independent third party broker valuations, and the transaction was approved by the disinterested members of the Company's Board of Directors. As a result of this transaction, the Company's total bank debt has been reduced by $102.1 million, and currently stands at $213.7 million.

As disclosed in Item 7.A. of the Company's annual report on Form 20-F for the fiscal year ended December 31, 2014, George Economou, the Company's Chairman, President and Chief Executive Officer, is a beneficial owner of the Company's shares and therefore had, solely with respect to such ownership, an indirect financial interest in the above referenced transactions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: April 6, 2016	By:	/s/ Ziad Nakhleh
Ziad Nakhleh
Chief Financial Officer